

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Jeffrey H. Fisher
Chief Executive Officer
Chatham Lodging Trust
222 Lakeview Avenue, Suite 200
West Palm Beach, Florida 33401

  Re: Chatham Lodging Trust
   Registration Statement on Form S-3
   Filed December 22, 2020
   File No. 333-251600

Dear Mr. Fisher:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Andrew Spector